

July 1, 2021

Ivor Macleod
Chief Financial Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

      Re: Athersys, Inc.
          Registration Statement on Form S-3
          Filed June 25, 2021
          File No. 333-257409

Dear Mr. Macleod:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Michael J. Solecki